Exhibit 99.3

IRREVOCABLE UNDERTAKING

To:	Telecity Group plc (Telecity)

9 March 2015

Dear Sirs,

Merger with Interxion Holding N.V. (Interxion)

We understand that Telecity intends to merge with Interxion through an offer (the Offer) to be made by or on behalf of Telecity (or a subsidiary of Telecity) (the Offeror) for the entire issued and to be issued ordinary share capital of Interxion substantially on the terms and subject to the conditions set out in the draft Implementation Agreement appended to this undertaking (the Implementation Agreement) including, without limitation, the Interxion Recommendation (as such term is defined in the Implementation Agreement).

Shareholdings

1. We represent and warrant to Telecity that:

(a)	we are the registered holder and beneficial owner of the ordinary shares of 10 eurocent each in the capital of Interxion detailed in Schedule 1 (the Interxion Shares) and that we hold these free of any encumbrances or third party rights of any kind whatsoever that attach to the Interxion Shares other than those arising under (i) the shareholders agreement dated 2 February 2011 and made between Interxion, Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.; and (ii) the registration rights agreement dated 2 February 2011 and made between Interxion, Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P. ((i) and (ii) together being, the Interxion Agreements);

(b)	other than as set out in this paragraph 1 and the Interxion Agreements, we do not, and nor do any of our group undertakings (as defined in section 1161 of the Companies Act 2006 (the Act)), have any interest in any securities of Interxion or Telecity or any rights to subscribe for, purchase or otherwise acquire any such securities; and

(c)	we have full power and authority to enter into this undertaking, to perform the obligations under it and to accept the Offer in respect of the Interxion Shares.

Dealings and undertakings

2. Save as provided herein, we undertake to the Offeror that before the Offer closes, lapses or is withdrawn, we shall not:

(a)	sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any Interxion Shares or any other shares in Interxion issued or unconditionally allotted to, or otherwise acquired by, us before then (Further Interxion Shares), other than pursuant to our acceptance of the Offer;

(b)	accept any other offer in respect of the Interxion Shares or Further Interxion Shares;

(c)	vote in favour of any resolution to approve an acquisition, merger or any other transaction which is proposed by any person other than the Offeror (or on behalf of the Offeror) as an alternative to the Offer;

(d)	(other than pursuant to the Offer) enter into any agreement or arrangement or make any public announcement:

(i)	to do any of the acts referred to in paragraphs 2(a) to 2(c);

(ii)	which, in relation to the Interxion Shares or any Further Interxion Shares, would prohibit us from accepting the Offer.

Undertakings with respect to the Offer

3. In consideration of the Offeror’s agreement in paragraph 12 to make or procure the making of the Offer, we undertake, save as provided herein including without limitation paragraph 13 below, that:

(a)	we shall accept the Offer in respect of the Interxion Shares in accordance with the procedure for acceptance set out in the prospectus, offer to purchase, letter of transmittal and other documents containing the Offer (the Offer Documents) not later than the Initial Expiration Time (as defined in the Implementation Agreement) and shall accept the Offer in respect of any Further Interxion Shares in accordance with the same procedure not later than the Initial Expiration Time or if later, four business days after we become the registered holder of the Further Interxion Shares, provided that in each case, we shall (i) be entitled to accept the Offer in such proportion of ADRs and/or Telecity Shares as we shall in our sole discretion decide and specify; and (ii) from the date of our acceptance of the Offer to the date falling not less than 5 business days prior to the settlement of the Offer, be entitled to nominate a different account to the account specified in our acceptance of the Offer into which the Telecity Shares and/or ADRs shall be credited;

(b)	we shall not withdraw any acceptances of the Offer; and

(c)	the Interxion Agreements terminate on (and shall have no effect from) the Offer Closing Date (as defined in the Implementation Agreement). This paragraph 3(c) shall survive any termination of this undertaking.

Voting Rights

4. Save as provided herein including without limitation paragraph 12 below, from the time Telecity announces the Offer to the time the Offer becomes wholly unconditional, lapses or is withdrawn:

(a)	we shall at general meetings of Interxion (including any adjournments thereof) convened in connection with (or with a bearing on) the Offer and at which a Relevant Resolution is proposed (Meetings), exercise the voting rights attached to the Interxion Shares and any Further Interxion Shares on a Relevant Resolution (as defined in paragraph 5) in a manner to implement the Offer or satisfy any terms or conditions of the Offer; and

(b)	at any Meetings, we will not exercise the voting rights attached to the Interxion Shares and any Further Interxion Shares on a Relevant Resolution in any manner which might reasonably be expected to impede or frustrate the implementation of the Offer or the satisfaction of any terms or conditions of the Offer;

5. A Relevant Resolution means:

(a)	a resolution (whether or not amended) proposed at a general meeting of Interxion (including, without limitation, the Interxion General Meeting, as defined in the Implementation Agreement), or at an adjourned meeting, the passing of which is necessary to implement the Offer or satisfy any term or condition of the Offer or which, if passed, will result in any condition of the Offer not being fulfilled or which might reasonably be expected to impede or frustrate the Offer in any way (including, for the avoidance of doubt, any resolution to approve any acquisition, merger or other transaction which is proposed by any person other than the Offeror (or on behalf of the Offeror) or which might reasonably be expected to otherwise frustrate the implementation of the Offer or the satisfaction of its conditions);

(b)	a resolution to adjourn a general or class meeting of Interxion whose business includes the consideration of a resolution falling within paragraph 5(a); and

(c)	a resolution to amend a resolution falling within paragraph 5(a) or paragraph 5(b).

Orderly Marketing

6. For the sole purpose of seeking to maintain an effective and orderly market in Telecity securities upon and following closing of the Offer, we agree to (i) provide, on a strictly confidential basis for the purposes of this undertaking only, to Goldman Sachs and/or Telecity the names of our limited partners who will (or are expected) ultimately to receive the consideration under the Offer as soon as we have disclosed in writing to our limited partners of our intention to distribute our Telecity shares (which disclosure we shall make within 30 days of the date of this undertaking) and (ii) agree a process for and facilitate approaches to our limited partners by or on behalf of Telecity (including by Goldman Sachs), provided that, to the extent reasonably practicable, we shall be given notice of such approach and be invited to attend any telephone calls and/or meetings in connection therewith.

7. We shall not sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares in Telecity issued to us pursuant to the Offer and not distributed to our direct or indirect partners (as contemplated above) or any interest therein at any time before the date falling 180 days after the Offer Closing Date, provided that nothing in this paragraph shall restrict the ability to accept any takeover offer (within the meaning of section 974 of the Companies Act 2006) (a Takeover Offer), give an irrevocable undertaking to accept a Takeover Offer or make a Takeover Offer.

Documentation

8. We consent to:

(a)	this undertaking being disclosed to the US Securities and Exchange Commission (the SEC) pursuant to the reporting obligations of Interxion and/or Telecity;

(b)	the inclusion of references to us and the registered holder of Interxion Shares, and particulars of this undertaking and our holdings of relevant securities of Interxion being included in:

(i)	the Offer Documents;

(ii)	the documents relating to the satisfaction of any condition to the Offer including, without limitation, Telecity shareholder approval, admission of the new Telecity shares and all relevant regulatory and antitrust approvals (the Telecity Documents);

(iii)	the press announcement to be released by Telecity on (or within two Business Days of) the date of this undertaking in relation to the Offer (the Press Announcement); and

(iv)	any other announcement made, or document issued, by or on behalf of the Offeror in connection with the Offer.

9. We shall promptly give you all information at our disposal and any assistance as you may reasonably require for the preparation of the Press Announcement, the Implementation Agreement, the Offer Documents, the Telecity Documents and any other announcement to be made, or document to be issued, by or on behalf of the Offeror in connection with the Offer in order to comply with the requirements of the FCA, London Stock Exchange plc, the SEC or any other legal or regulatory requirement or body. We shall promptly notify you in writing of any material change in the accuracy or import of any information previously given to you by us.

Secrecy

10. We shall keep secret:

(a)	the terms and conditions of the Offer and the existence of this undertaking and the Implementation Agreement until the Press Announcement is released, notwithstanding any termination of this undertaking prior to such release; and

(b)	other than those terms detailed in the Press Announcement, the terms of this undertaking until the Offer Documents are published, notwithstanding any termination of this undertaking prior to such publication.

11. We understand that the information you have given to us in relation to the Offer must be kept confidential until the Press Announcement is released or the information has otherwise become generally available.

The Offer

12. Subject to the terms and conditions set out in the Implementation Agreement, the Offeror agrees to make the Offer (or to procure that the Offer is made on its behalf).

Lapse of Undertaking

13. This undertaking and all our obligations under it (other than as set out in paragraphs 3(c) and 9) are conditional upon and shall immediately lapse and cease to be enforceable if:

(a)	the Press Announcement is not released on or before the date falling two Business Days (as defined in the Implementation Agreement) after the date of this undertaking;

(b)	we are required to withdraw this undertaking if we determine in good faith (having taken appropriate legal advice) that it is necessary to do so in order for us to comply with our fiduciary duties;

(c)	a Superior Proposal (as defined below) is made;

(d)	a Telecity Material Adverse Event (as defined in the Implementation Agreement) occurs;

(e)	the Implementation Agreement is terminated in accordance with its terms; or

(f)	the Offer lapses or is withdrawn in accordance with the terms of the Implementation Agreement or otherwise.

If this undertaking lapses, we shall have no claim against Telecity.

14. A Superior Proposal means:

(a)	a bona fide Competing Proposal (as defined in the Implementation Agreement) (involving all or substantially all of the consolidated assets of Interxion or the issued and outstanding Interxion Shares) made by any person other than Telecity or any member of its Group, and its and their affiliates, that:

(b)	is binding on the offering party concerned such that the offering party has (i) committed itself under customary conditions to Interxion to launch a Competing Proposal, and (ii) has publicly announced its intention to launch a Competing Proposal, which announcement includes the proposed price per Interxion Share and the relevant conditions precedent in relation to such offer and the commencement thereof;

(c)	the consideration offered per Interxion Share is superior to the Offer from a financial perspective by 8 per cent. or more and is in cash or publicly traded equity securities. To the extent that the Competing Proposal is an offer for all or substantially all of the assets of Interxion, the calculation shall be made on the basis of the net proceeds to be distributed to us resulting from such a transaction calculated on a per Interxion Share basis; and

(d)	it is determined by us to be substantially more beneficial to us than the Offer as contemplated in the Implementation Agreement, specifically taking into account the identity and track record of such third party, the consideration to be received by us, the likelihood of completion, the other terms and conditions of the Competing Proposal and the interests of all our stakeholders.

Specific Performance

15. We agree that, if we fail to comply with any of the undertakings in paragraphs 3(a) and 3(b) above damages may not be an adequate remedy and accordingly Telecity shall be entitled to seek the remedies of specific performance, injunction or other equitable relief.

Governing Law

16. This undertaking and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

17. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes (as defined below), and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

18. For the purposes of paragraph 15, Dispute means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this undertaking, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this undertaking or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this undertaking.

SIGNED and DELIVERED as a DEED	)
on behalf of Lamont	)
Finance N.V., a company incorporated in	)
The Netherlands Antilles	)
acting by its Managing Director	)

Baker Communications Fund II	)
(Cayman), L.P.	)

acting by its general partner,
Baker Capital Partners II (Anguilla), LLC	)
)
)
/s/ John C. Baker	)
Signed by a duly authorised signatory	)

SIGNED AND DELIVERED as a DEED	)
on behalf of Baker Communications Fund II, L.P.	)
acting by its General Partner, Baker Capital	)
Partners II, LLC	)

/s/ John C. Baker	)
Signed by a duly authorised signatory	)

Schedule 1

The following represents our shareholding in Interxion:

Holder	Number of Ordinary Shares of 10 eurocent each in Interxion
Lamont Finance N.V.	18,642,916
Baker Communications Fund II, L.P.	14,976

Appendix

Implementation Agreement

(separately filed)